 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)1

Aytu BioScience, Inc.
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

054754700
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 054754700

1	NAME OF REPORTING PERSON

Bigger Capital Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING

105,545 shares of Common Stock issuable upon exercise of Warrants purchased in March 2018 (the “March Warrants”) and 3,750 shares issuable upon exercise of Warrants purchased in August 2017 (the “2017 Warrants”)

PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

105,545 shares of Common Stock issuable upon exercise of the March Warrants and 3,750 shares issuable upon exercise of the 2017 Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,545 shares of Common Stock issuable upon exercise of the March Warrants and 3,750 shares issuable upon exercise of the 2017 Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3% *
12	TYPE OF REPORTING PERSON

OO

2

CUSIP NO. 054754700

1	NAME OF REPORTING PERSON

Bigger Capital Fund GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		105,545 shares of Common Stock issuable upon exercise of the March Warrants and 3,750 shares issuable upon exercise of the 2017 Warrants
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

105,545 shares of Common Stock issuable upon exercise of the March Warrants and 3,750 shares issuable upon exercise of the 2017 Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,545 shares of Common Stock issuable upon exercise of the March Warrants and 3,750 shares issuable upon exercise of the 2017 Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3% *
12	TYPE OF REPORTING PERSON

OO

3

CUSIP NO. 054754700

1	NAME OF REPORTING PERSON

Michael Bigger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	5	SOLE VOTING POWER
SHARES
BENEFICIALLY		0 shares
OWNED BY	6	SHARED VOTING POWER
EACH
REPORTING		105,545 shares of Common Stock issuable upon exercise of the March Warrants and 3,750 shares issuable upon exercise of the 2017 Warrants
PERSON WITH	7	SOLE DISPOSITIVE POWER

0 shares
	8	SHARED DISPOSITIVE POWER

105,545 shares of Common Stock issuable upon exercise of the March Warrants and 3,750 shares issuable upon exercise of the 2017 Warrants
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

105,545 shares of Common Stock issuable upon exercise of the March Warrants and 3,750 shares issuable upon exercise of the 2017 Warrants
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.3% *
12	TYPE OF REPORTING PERSON

OO

4

CUSIP NO. 054754700

Item 1(a).	Name of Issuer:

Aytu BioScience, Inc., a Delaware corporation (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices:

373 Inverness Parkway
Suite 206
Englewood, Colorado 80122

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office or, if None, Residence
Item 2(c).	Citizenship

Bigger Capital Fund, LP (“Bigger Capital”)
159 Jennings Road, Suite 3000
Cold Spring Harbor, NY, 11724
Citizenship: Delaware

Bigger Capital Fund GP, LLC (“Bigger GP”)
159 Jennings Road, Suite 3000
Cold Spring Harbor, NY, 11724
Citizenship: Delaware

Michael Bigger
159 Jennings Road, Suite 3000
Cold Spring Harbor, NY, 11724
Citizenship: USA

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(d).	Title of Class of Securities:

Common Stock, $0.0001 par value (the “Common Stock”)

Item 2(e).	CUSIP Number:

054754700

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CUSIP NO. 054754700

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
	/x/	Not applicable.

(a)	/ /	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	/ /	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	/ /	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	/ /	Investment company registered under Section 8 of the Investment Company Act.

(e)	/ /	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	/ /	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	/ /	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	/ /	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	/ /	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)	/ /	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

(k)	/ /	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership
(a)	Amount beneficially owned:

As of the close of business on December 31, 2018, Bigger Capital holds (i) 105,545 shares of Common Stock (the “March Warrants”) issuable upon exercise of warrants purchased in March 2018 and December 31, (ii) 3,750 shares of Common Stock issuable upon exercise of warrants purchased in 2017 (the “2017 Warrants”). Bigger GP and Mr. Bigger may also be deemed the beneficial owner of the shares of Common Stock issuable upon exercise of the March Warrants and 2017 Warrants. The March Warrants are only exercisable to the extent that the holder, together with its affiliates, would not beneficially own more than 4.99% (which limitation can be increased to 9.99%) of the outstanding Common Stock immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the March Warrants.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any shares of Common Stock owned by another Reporting Person. Each of Bigger GP and Mr. Bigger disclaims beneficial ownership of the shares of Common Stock beneficially owned by Bigger Capital and the filing of this statement shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities.

6

CUSIP NO. 054754700

(b)	Percent of class:

The following percentages are based on 8,634,102 shares of Common Stock outstanding as of November 1, 2018, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q for the quarter ended September 30, 2018 filed with the Securities and Exchange Commission on November 7, 2018, and assumes the exercise of the March Warrants and 2017 Warrants.

As of the close of business on December 31, 2018, after giving effect to the preceding paragraph, Bigger Capital beneficially owned approximately 1.3% of the outstanding shares of Common Stock, and each of Bigger GP and Mr. Bigger may be deemed to beneficially own approximately 1.3% of the outstanding shares of Common Stock.

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote

See Cover Pages Items 5-9.

(ii)	Shared power to vote or to direct the vote

See Cover Pages Items 5-9.

(iii)	Sole power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

(iv)	Shared power to dispose or to direct the disposition of

See Cover Pages Items 5-9.

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Bigger GP and Mr. Bigger share voting and dispositive power over the shares of Common Stock beneficially owned by Bigger Capital.

Item 7.	Identification and Classification of the Subsidiary That Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

7

CUSIP NO. 054754700

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP NO. 054754700

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2019

Bigger Capital Fund, LP		Bigger Capital Fund GP, LLC

By:	Bigger Capital Fund GP, LLC, its general partner	By:	/s/ Michael Bigger
Michael Bigger
By:	/s/ Michael Bigger		Managing Member
Michael Bigger
	Managing Member	/s/ Michael Bigger
Michael Bigger

9